================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company


By: /s/ Leonard Fertig
    -----------------------------
    Leonard Fertig
    Chief Executive Officer

Date:  April 11, 2005

               FUTUREMEDIA ANNOUNCES BOARD COMMITTEE APPOINTMENTS

    BRIGHTON, England, April 11 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and services provider, today announced changes to the Board of Directors' committees, following the recent appointments of three new independent directors.

    John Schwallie was appointed as Chairman of the Audit Committee. Carl Kleman, previous Chairman of the Audit Committee, and Jan Vandamme will remain members of the Audit Committee.

    Michel Steel was appointed Chairman of the Compensation Committee. He is joined on that committee by John Schwallie and Mick Pilsworth.

    Mick Pilsworth was appointed Chairman of the Strategy and Investments Committee. He is joined on that committee by Jan Vandamme, Carl Kleman and Futuremedia CEO, Leonard M. Fertig.

    Mr. Jan Vandamme remains the Chairman of the Board of Directors.

    Mr. Fertig commented, "We welcome our new board members and look forward to working with them as we finalize our business plan for fiscal 2006 and beyond. These appointments reflect our efforts to strengthen our governance and improve upon our strategic advisory resources as we seek to capture the substantial growth opportunities ahead. We look forward to reporting to investors on our business plan and fiscal 2006 forecast following the close of the current fiscal year."

    About Futuremedia:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the expected benefits that new members of management and the Board of Directors will bring to the Company and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in the Board of Directors and management, risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/11/2005
    /CONTACT:  Mike Smargiassi, or Corey Kinger, both of Brainerd
Communicators, +1-212-986-6667, or ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk
                http://www.ukhomecomputing.co.uk